Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business Editors:
     Lorus Therapeutics Files Final Prospectus for Rights Offering to
     Shareholders

     TORONTO, June 27 /CNW/ - Lorus Therapeutics Inc. (TSX: LOR, AMEX: LRP)
("Lorus" or the "Corporation"), a biopharmaceutical company specializing in the research and development of pharmaceutical products and technologies for the management of cancer, today announced that it has received a receipt for a final short form prospectus in relation to the previously announced filing of a preliminary prospectus in each of the provinces of Canada in connection with a distribution to its shareholders in eligible jurisdictions outside the
United States of rights exercisable for units of the Corporation (the "Rights
Offering").
     Under the Rights Offering, holders of common shares of the Corporation as of July 9, 2008 (the "Record Date") will receive one right for each common share held as of the Record Date. Each four (4) rights will entitle the holder thereof to purchase a unit of the Corporation ("Unit"). Each Unit consists of one common share of the Corporation and a one-half warrant to purchase additional common shares of the Corporation until 2010. Rights may be exercised until 5:00 P.M. on August 7, 2008 ("Expiry Date").
     The subscription price of $0.13 per Unit represents a discount of 7% to the weighted average closing price of the Corporation's shares for the five trading days immediately prior to filing of the final prospectus. If all of the rights are exercised, the Corporation will issue an aggregate of
54.4 million common shares for gross proceeds of approximately $7 million. An additional 27.2 million common shares could be issued if all warrants are exercised. The Corporation expects to use the net proceeds from the offering to fund research and development activities and for general working capital purposes.
     Each full warrant is exercisable for the purchase of one common share at a price of $0.18 for a period of up to 24 months from the Expiry Date.
     Rights will commence trading on the TSX on July 7, 2008 under the symbol
"LOR.RT" and the common shares will commence trading on the TSX and AMEX immediately following the Expiry Date. Trading of the Rights will continue until noon (Toronto time) on the Expiry Date.
     The final prospectus will be mailed to all shareholders, and certificates representing the Rights (the "Certificates") will be mailed to all registered shareholders located in each of the provinces of Canada and Germany
(collectively the "Eligible Jurisdictions") following the Record Date. Subject to certain exceptions, Certificates will not be mailed to registered shareholders located outside of the Eligible Jurisdictions. Such shareholders will not be permitted to exercise their Rights and in certain cases the rights agent engaged by the Company will attempt to sell such Rights on behalf of the relevant class of shareholders. Shareholders should consult the final prospectus and their financial advisors to determine their rights and entitlements under the Rights Offering.
     Holders of rights who fully exercise their rights under the basic subscription privilege will be entitled to subscribe pro rata for additional
Units, if available, that were not subscribed for initially on or before the
Expiry Date.
     Registered shareholders wishing to exercise their rights must forward their completed Certificate along with the applicable funds to Computershare
Investor Services Inc. by the Expiry Date. Beneficial shareholders should contact their broker. Shareholders requiring additional information may refer to a copy of the final short form prospectus available on SEDAR at
www.sedar.com.

     Information for United States Shareholders

     This news release does not constitute an offer to sell or the solicitation of an offer to buy and of these securities in the United States.
Securities may not be offered or sold in the United States absent registration under the United States Securities Act of 1933, as amended, and applicable state securities laws, or an available exemption from such registration requirements.
     This Rights offering is not being made to shareholders in the United
States or who are U.S. residents. Rights may not be exercised by persons in the United States or who are U.S. residents. Rights held or acquired by residents of the United States may be transferred only in transaction outside of the United States in accordance with Regulation S under the United States
Securities Act of 1933, as amended.

     Forward Looking Statements

     This press release contains forward-looking statements within the meaning of Canadian and U.S. securities laws. Such statements include, but are not limited to, statements relating to: financings and corporate reorganizations, the establishment of corporate alliances, the Company's plans, objectives, expectations and intentions and other statements including words such as
"continue", "expect", "intend", "will", "should", "would", "may", and other similar expressions. Such statements reflect our current views with respect to future events and are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements described in this press release. Such expressed or implied forward looking statements could include, among others: the amount of capital raised by the
Rights Offering; our ability to receive all approvals necessary to complete the Rights Offering; use of proceeds of the Rights Offering; the inherent risks in early stage drug development including demonstrating efficacy;
development time/cost and the regulatory approval process; the progress of our clinical trials; our ability to find and enter into agreements with potential partners; our ability to attract and retain key personnel; changing market conditions; and other risks detailed from time-to-time in our ongoing quarterly filings, annual information forms, annual reports and annual filings with Canadian securities regulators and the United States Securities and
Exchange Commission.
     Should one or more of these risks or uncertainties materialize, or should the assumptions set out in the section entitled "Risk Factors" in our filings with Canadian securities regulators and the United States Securities and
Exchange Commission underlying those forward-looking statements prove incorrect, actual results may vary materially from those described herein.
These forward-looking statements are made as of the date of this press release and we do not intend, and do not assume any obligation, to update these forward-looking statements, except as required by law. We cannot assure you that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements.
Investors are cautioned that forward-looking statements are not guarantees of future performance and accordingly investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.
     Lorus Therapeutics Inc.'s recent press releases are available through its website at www.lorusthera.com. For Lorus' regulatory filings on SEDAR, please go to www.Sedar.com. For SEDAR filings prior to July 10, 2007 you will find these under the company profile for Global Summit Real Estate Inc. (Old
Lorus).

     %SEDAR: 00025614EF          %CIK: 0000882361

     /For further information: Lorus Therapeutics Inc., Elizabeth Williams,
Director of Finance, (416) 798-1200 ext. 372, ir(at)lorusthera.com/
     (LOR. LRP)

CO:  Lorus Therapeutics Inc.

CNW 15:39e 27-JUN-08